SUB-ITEM 77Q2: Section 16(a) Beneficial Ownership
Reporting Compliance

The India Fund, Inc.

Based solely upon The India Fund, Inc.'s (the
"Fund") review of the copies of such forms received by it and written representations from the Directors and officers of the Fund, and the filings by the beneficial holders greater than 10% of the Fund's shares, to the knowledge of the Fund, for the fiscal year ended December 31, 2011, all such forms were filed on a timely basis.